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                           February 14, 2022

       Chaowei Yan
       Chief Financial Officer
       Intchains Group Ltd
       c/o 9/F, A Block, No.333 Haiyang No.1 Road
       Lingang Science and Technology Park
       Pudong New Area, Shanghai, 201306
       the People   s Republic of China

                                                        Re: Intchains Group Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
January 18, 2022
                                                            CIK No. 1895597

       Dear Mr. Yan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       General

   1. Please provide the filing fee table required by Item 601(b)(107) of Regulation S-K and revise your
registration statement cover page accordingly. Refer to SEC Release No. 33-
                                                        10997 for additional
guidance.
       Cover Page

   2.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
 Chaowei Yan
FirstName  LastNameChaowei  Yan
Intchains Group Ltd
Comapany14,
February   NameIntchains
             2022        Group Ltd
February
Page 2 14, 2022 Page 2
FirstName LastName
         your subsidiaries based in China and that this structure involves unique risks to investors.
         If true, disclose that these contracts have not been tested in court. Explain whether your structure is used to provide investors with exposure to foreign investment in China-
         based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of other entities. For example, disclose, if true, that your subsidiaries conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.
5. Please revise the cover page to note that you will be a controlled company under exchange rules and, as a result, may elect not to comply with certain corporate governance requirements.
Prospectus Summary, page 1

6. Please ensure that the information you provide in your summary is balanced. For example, we note your dependence on a single third-party manufacturer, your vulnerability to the ongoing chip shortage, and the increasing regulation of cryptocurrencies in the markets in which you operate. To the extent you cite strengths, review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.
7. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks
 Chaowei Yan
Intchains Group Ltd
February 14, 2022
Page 3
         and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.
Summary Consolidated Financial and Operating Data, page 9
FirstName LastNameChaowei Yan
10. Please revise your presentation to include both basic and diluted earnings per share data
Comapany    NameIntchains
       for all              GroupThis
               periods presented. Ltdcomment also applies to the Selected Consolidated
       Financial
February  14, 2022and Operating
                    Page  3      Data table on page 59.
FirstName LastName
 Chaowei Yan
FirstName  LastNameChaowei  Yan
Intchains Group Ltd
Comapany14,
February   NameIntchains
             2022        Group Ltd
February
Page 4 14, 2022 Page 4
FirstName LastName
Risk Factor, page 12

11. We note the disclosures on pages F-16 and F-37 relating to your risks stemming from customer concentration. Please advise us on the consideration you have given to risk factor disclosure relating to your concentration of customer risk, or revise your risk factors as appropriate. In addition, expand the business section to discuss your dependence on these major customers during each of the periods presented in the financial statements.
Risk Factors, page 12

12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
13. Please discuss the risk that your multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the
PCAOB is unable to inspect auditors......, page 33

14. You disclose that your auditor, which is based in New York, is currently subject to inspection by the PCAOB every three years, without restriction. Please revise to remove the words "without restriction." This comment also applies to similar language included on the cover page.
Capitalization, page 53

15. We note that you present both 'Pro Forma' and 'Pro Forma as Adjusted' columns in the capitalization table. Please revise the introductory paragraph to include a bullet to clearly describe the transactions you are reflecting on a pro forma basis and to quantify each specific item to which you are giving effect. In addition, revise the footnotes to the table to clarify how you determined each pro forma and pro forma as adjusted amount, including a discussion of the significant assumptions and estimates used to arrive at the amounts.

16. Please revise the Ordinary shares caption(s) of the table to also present the number of shares authorized, issued and outstanding on a Pro forma and Pro Forma As Adjusted basis.
 Chaowei Yan
FirstName  LastNameChaowei  Yan
Intchains Group Ltd
Comapany14,
February   NameIntchains
             2022        Group Ltd
February
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Liquidity and Capital Resources
Operating Activities, page 73

17. We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.
         Please revise to discuss the material changes in the underlying drivers that affected your operating cash flows in each reported period, including a discussion of the underlying reasons for changes in working capital items that affected operating cash flows. Refer to
         Section IV.B.1 of SEC Release No. FR-72.
Internal Control Over Financial Reporting, page 74

18. Please revise your discussion of "being an emerging growth company" in the last paragraph to clearly disclose, if true, that pursuant to Section 107 of the JOBS Act, you have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies.
         Similarly, revise to clearly disclose any other reporting requirement exemptions available to you under the JOBS Act that you have elected.
Holding Company Structure, page 75

19. Please explain to us your consideration of providing parent-only financial statements under Rules 5-04 and 12-04 of Regulation S-X. In this regard, we note your disclosure that you are a holding company with no operations of your own and that your subsidiaries ability to pay dividends or make other distributions to you may be restricted.
Industry Overview, page 78

20. In this section, and throughout your prospectus, please revise to avoid using cryptocurrency "buzzwords" without explaining specifically how the cryptocurrency references directly relate to your business. For example, please discuss how the price of bitcoin or ethereum impacts your business.
21. We note your references to CAGR in several sections of the prospectus. Please revise the disclosure regarding CAGR to include balancing language stating that there is no guarantee that you will achieve comparable CAGR metrics in the future. Competitive Landscape of ASIC Chips for Alternative Cryptocurrencies, page 86

22. Please revise to more clearly explain how the company determines the market share of its chips, including what "dominating the market" means, and how a network hashrate helps determine market share.
BUSINESS, page 87

23. We note your disclosure that your ASIC chips are designed for blockchain and IoT applications. However, disclosure suggests that your chips are utilized solely in
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FirstName  LastNameChaowei  Yan
Intchains Group Ltd
Comapany14,
February   NameIntchains
             2022        Group Ltd
February
Page 6 14, 2022 Page 6
FirstName LastName
         blockchain technologies. Please revise to indicate whether your chips are currently utilized by IoT applications or state clearly that chip utilization in IoT applications is aspirational.
Our "Xihe" Platform, page 91

24.      Please expand your disclosure surrounding your "Xihe" Platform.
Describe the
         components of the Platform that enables you to    launch products with
shorter time-to-
         market, lower overall costs and achieve relatively higher gross profit margins as compared to [y]our competitors in the industry.
Our Products, page 92

25. Please expand your disclosure that you price your ASIC chips with reference to, among other things, the market price of cryptocurrencies. Please describe the cryptocurrencies that determine the price of your ASIC chips.
REGULATION, page 97

26. Please revise to describe how the government regulations included in this section have a material effect on your business. Please refer to Item 4.B.8 of Form 20-F.
Compensation of Directors and Executive Officers, page 112

27. Please update your compensation of directors and executive officers disclosure as of the fiscal year ended December 31, 2021. Please include cash compensation paid, and benefits in kind granted, to such persons by the company and its subsidiaries. Please refer to Item
         6.B of Form 20-F.
History of Securities Issuance, page 120

28. Please disclose the exemption from registration claimed for these issuances and state briefly the facts relied upon to make the exemption available. Index to Consolidated Financial Statements, page F-1

29. We note the representations provided in your cover letter dated January 18, 2022 relating to the age of financial statements included in the filing and compliance with the 12-month audit requirement for audited financial statements. Please refer to Instruction 2 to Item
         8.A.4 of Form 20-F and file the representations described there as an exhibit to this Form
         F-1.
Notes to the Consolidated Financial Statements
2. Principal Accounting Policies
(N) Revenue from contracts with customers , page F-12

30. We note that you generate revenue primarily from sales of ASIC chips and ancillary
 Chaowei Yan
Intchains Group Ltd
February 14, 2022
Page 7
         software and hardware and that you recognize revenue at a point in time. We also note from page 65 that you earned revenue from sales of customized IC products that are designed based on specifications and requirements of your customers. Please address the following:
             Revise the note to briefly describe the nature and purpose of the software and hardware you sell to customers.
             Tell us whether your contracts with customers include an obligation to provide updates to the software products, and if so, describe to us the terms associated with your obligation to provide updates and how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.
             Revise to briefly describe your arrangements to provide customized
IC
              products designed based on the customer's specifications and requirements.
             Tell us your consideration of ASC 606-10-25-27(c) in concluding that revenue from your customized IC products should be recognized at a point in time.
(X) Share-based compensation expense, page F-14

31. You disclose that you granted shares to certain employees in October 2019 and that you calculated the fair value based on the transaction price of capital injection of the third parties. Please address the following:
             Fully describe to us the underlying nature of each capital injection transaction recorded on the Statement of Stockholders' Equity on pages F-5 and F-26, including how the transaction was structured, the identity of the third parties making the capital injection, the number of shares or ownership rights issued in connection with the transaction, how the injection is reflected in your statements of cash flows, and how the transaction price was calculated.
             Tell us how any shares issued as part of these transactions are reflected in the number of shares outstanding on the Statement of Stockholders' Equity on page F-5.

       You may contact SiSi Cheng at (202) 551-5004 or Martin James at (202) 551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Sergio Chinos at (202) 551-7844 with any other questions.



FirstName LastNameChaowei Yan                                   Sincerely,
Comapany NameIntchains Group Ltd
                                                                Division of
Corporation Finance
February 14, 2022 Page 7                                        Office of
Manufacturing
FirstName LastName